

August 16, 2013

<u>Via E-Mail</u>
J. Scott Drever
Chairman and President
Silvercrest Mines Inc.
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

> **Re:** **Silvercrest Mines, Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed April 5, 2013**
> **Response dated August 7, 2013**
> **File No. 001-35632**

Dear Mr. Drever:

We have reviewed your response and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any draft disclosure and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Year Ended December 31, 2012</u>

<u>Exhibit 99.1 Annual Information Form</u>

<u>Update to the Technical Summary of Preliminary Assessment Report, page 42</u>

1. We note your responses to Comments 1 and 2 that your filings are prepared pursuant to Canadian disclosure requirements under the Multijurisdictional Disclosure System (MJDS). Please note that the MJDS pre-dates our review requirements as mandated under Sarbanes-Oxley Act of 2002, which requires us to review the filings of all public companies including MJDS filers. We reissue comment 1 and 2, please provide supplementally the most current updated information for your Santa Elena property and include the tabulations that were used to update your fiscal year-end reserve/resource estimates supporting your statements the reserves at the Santa Elena Mine had declined

by approximately 50%.

Exhibit 99.2 Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page 7

2. Significant Accounting Policies, page 8

2. We read your response to our prior comment 4 and we note that you estimate 100% of indicated resources in the open pit to be probable of economic extraction. You also state that probable reserves were used in the calculation of depletion expense and no inferred resources are included in probable reserves. Please provide us with draft disclosures to be included in future filings to clarify your current disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at 202 551-3774 or Nasreen Mohammed at 202 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at 202 551-3718 with any engineering questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining